AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

6 September 2004

04045639

RECEIVED
2004 OCT 20 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 September 2004, Re: Dissolution of Companies, for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 10/20

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 03/09/2004 06:10:23 PM
Reference No AA-040903-7BEA6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
DISSOLUTION OF COMPANIES

* **Contents :-**

The Company has recently been informed that the following dormant subsidiaries of the Company, all of which were incorporated in Hong Kong with a paid-up capital of HK$2.00, had been dissolved on 21 February 2003:

i) Angkasa Strategic Limited
ii) Cockington Limited
iii) Eusden Limited

The dissolution of the above companies do not have any impact on the earnings and net tangible assets of the Company.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

03 SEP 2004